UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amryt Pharma plc

(Name of Issuer)

Ordinary shares, nominal value £0.06 per share

(Title of Class of Securities)

03217L106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒	Rule 13d-1(b)
b.	☐	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 03217L106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “AMYT.” Each such American Depositary Share represents five (5) ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03217L106

1.	Names of Reporting Persons. UBS O’Connor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,213,340
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,213,340
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,213,340 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

Item 1.

(a) Name of Issuer

Amryt Pharma plc (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of UBS O’Connor LLC, a Delaware limited liability company (the “Reporting Person”).

The Reporting Person serves as the investment manager to Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”). In such capacity, the Reporting Person exercises voting and investment power over the Ordinary Shares held for the account of GLEA. The Reporting Person is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. As a result, the Reporting Person may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the Ordinary Shares held for the account of GLEA.

The principal business office of the Reporting Person is One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606

(d) Title of Class of Securities

Ordinary shares, nominal value £0.06 per share, of the Issuer (the “Ordinary Shares”). All Ordinary Shares reported herein as being held or beneficially owned by the Reporting Person are represented by American Depositary Shares of the Issuer (the “ADSs”), which are quoted on the Nasdaq Global Select Market under the symbol “AMYT.” Each ADS represents five (5) Ordinary Shares.

(e) CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 03217L106 has been assigned to the ADSs.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2020, the Reporting Person may have been deemed to have beneficial ownership of 13,213,340 Ordinary Shares, which consisted of (i) 9,950,000 Ordinary Shares held by GLEA and (ii) 3,263,340 Ordinary Shares issuable upon conversion of a convertible note held by GLEA (the “GLEA Note”), and all such Ordinary Shares in the aggregate represented beneficial ownership of approximately 7.3% of the Ordinary Shares, based on (1) 178,801,593 Ordinary Shares outstanding as of December 31, 2020 as reported by the Issuer, plus (2) 3,263,340 Ordinary Shares issuable upon conversion of the GLEA Note.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:     13,213,340      .

(2) Shared power to vote or to direct the vote:     0      .

(3) Sole power to dispose or to direct the disposition of     13,213,340      .

(4) Shared power to dispose or to direct the disposition of     0      .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

The information set forth in Item 2 is hereby incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

UBS O’Connor LLC

By:	/s/ Charles Mathys
	Name:	Charles Mathys
	Title:	Chief Compliance Officer

By:	/s/ Christopher Smock
	Name:	Christopher Smock
	Title:	Senior Compliance Officer